Exhibit 99.2

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 1 Fiscal Year 2026 Earnings Presentation July 2026

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 2 This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GCL Global Holdings Ltd. (GCL) or any of its subsidiaries. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by GCL or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. GCL disclaims any duty to update the information contained in this presentation. Forward-looking statements This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GCL's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, GCL's expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) our ability to distribute and publish new and "hit" game titles; (2) success in developing and creating game IP; (3) our ability to achieve the expected benefits of our recent acquisition of Ban Leong Technologies Limited and future acquisitions; (4) our ability to grow and manage growth profitably, maintain relationships with consumers, resellers and game studios and retain key employees; (5) success in our strategy to monetize game IP through transmedia; (6) changes in the applicable laws or regulations; (7) the possibility that GCL may be adversely affected by other economic, business, and/or competitive factors; and (8) other risks and uncertainties that we have identified in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on July 31, 2026, and may identify from time to time in our filings with the SEC. GCL cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. GCL undertakes no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Industry, Market Data and Partnerships: In this presentation, GCL relies on and refers to certain information and statistics regarding the markets and industries in which GCL competes. Such information and statistics are based on management's estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While GCL believes that such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. GCL has not independently verified the accuracy or completeness of the information provided by the third-party sources. This presentation contains descriptions of certain key business partnerships with GCL. These descriptions are based on GCL management team's discussion with such counterparties, certain non-binding written agreements and the latest available information and estimates as of the date of this presentation. These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this presentation. Financial Information; Non-GAAP Financial Terms Certain financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by GCL with the SEC. Some of the financial information and data contained in this presentation, such as EBITDA is not measures prepared in accordance with United States generally accepted accounting principles ("GAAP"). GCL believes that these non-GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to GCL's financial condition and results of operations and in comparing GCL's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. GCL management does not consider this non-GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in GCL's financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non-GAAP financial measures. In order to compensate for these limitations, management presents this measure (EBITDA) with the most closely related GAAP result (net income). Trademarks This presentation contains trademarks, trade names and copyrights of GCL and other companies, which are the property of their respective owners. Forward Looking Statements

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 3 FY26 Highlights Revenue Growth Strategic Investment & Capabilities Game Publishing IPs X FY22 - FY26 GCL Revenue US$'M Growth: ADATA's investment provides 4Divinity with the capital to continue securing high-profile global game titles, enhancing its digital distribution infrastructure, and strengthening its position as a leading game publisher in the international market. Hardware & IP Synergies: The partnership will explore unique product tie- ins, such as memory cards and gaming products customized with 4Divinity's game IP, bridging the gap between hardware and software. $65.8 $77.4 $97.5 $142.1 $238.9 FY22 FY23 FY24 FY25 FY26 +38.0% CAGR US$238.9M +68.2% YoY FY26 Strong, consistent revenue growth for four consecutive years

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 4 Game Publishing & Distribution

GCL

FY25 & Earlier Released Games


BLACK MYTH
WUKONG
ATOMIC HEART
S.T.A.L.K.E.R. 2
First Dwarf
TERRATECH WORLDS
DAYMARE:1994 SANDCASTLE
KONG
SURVIVOR INSTINCT
Figment 2

FY26 Released games


Mandragora
JDM
Island of Hearts

FY27 & Beyond


Realm of Ink
WINDROSE
Sword Sage
AWAKENING
Realm of Taiwu
GUNS
ESCHATON
THE DEFIANT

Publishing Highlights

- **FY25 & Earlier: 10** games released, including Black Myth: Wukong
- **FY26:** Transition year; 3 indie games released as the group shifts towards securing bigger titles
- **FY27E:** Inflection point as FY27 game titles begin releasing, 8 new titles and counting added to pipeline as FY27 releases begin

FY2026 GCL Game Publishing Revenue
US$'M


+367.1%
YoY
-55.4%
YoY
$3.4
$1.1
$16.0
$4.9
$7.1
$2.5
FY24
FY25
FY26
Revenue
Gross Profit

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT
5

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 6 FY26 Game Titles (Physical) FY26 distribution growth was supported by the release and continued sales of high-profile AAA titles, expansion of our distribution portfolio and broader reach across key Asian and global markets. 1.2 1.8 1.1 FY24 FY25 FY26 No. of physical copies sold ('M)

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 7 FY26 Best Selling Titles (Digital) • Structural systematic shift into a shortage of physical games • On the other hand, there has been a strong increment in the amount of digital copies sold 3.8 4.7 5.3 FY24 FY25 FY26 FY26: Digital game sales rose steadily, driven by strong demand, while physical copy sales declined, reflecting a clear shift toward digital purchasing. No. of digital copies sold ('M) A selection of FY26 top selling digital game titles

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 8 Game Portfolio Momentum

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 9 Growth Strategy Focused on Game IP Development Game views across platforms 280M+ Views (Since Nov'24) 18.2M+ Views (Since Jan'26) 8.5M+ Views (Since Jun'26) 5.9M+ Views (Since Jan'26) 4.9M+ Views (Since Jun'26) * Views captured following the release of the first PV.

GCL

Showa American Story

https://www.youtube.com/watch?v=BIUQo1y74Fw



American Story
昭和米国物語
FFICIAL TRAILER

Showa American Story is emerging as one of the most anticipated original IPs in gaming, with the potential to become a defining title of its release year.

The Defiant

https://www.youtube.com/watch?v=29rGPx5NjaE



抵抗者
EFIANT
FICIAL TRAILER

A story-driven first-person shooter set against the rarely explored backdrop of the Second Sino-Japanese War, blending stealth, action, espionage, and tactical gameplay.

A Whisper Of Fall: Jinyiwei

https://www.youtube.com/watch?v=smpclYdwtr4



錦衣衛
JINYIWEI
CIAL TRAILER

A Ming Dynasty action-stealth RPG featuring an immersive historical setting, exploration, political intrigue, and espionage

GUNS OF ESCHATON

https://www.youtube.com/watch?v=9ehTefmCsQ8



CHATON

As the final work of Viktor Antonov, art director of Half-Life 2 and Dishonored, Guns of Eschaton carries the unmistakable vision of one of gaming's greatest world builders.

GCL

Realm Of Ink

https://www.youtube.com/watch?v=afyMZyirP2c


Realm of Ink
Launch Trailer
墨境
Realm of Ink

Surpassing 200,000 copies sold within days of launch and drawing comparisons to Hades, Realm of Ink has quickly become one of the breakout indie roguelikes of its generation.

Sword Sage: Awakening

https://www.youtube.com/watch?v=MqBk0OtNNyw


SWORD SAGE
AWAKENING
OFFICIAL TRAILER
SWORD SAGE
AWAKENING

A wuxia-inspired action adventure that brings the flexible, skill-based combat of traditional Chinese swordsmanship to life in a steampunk-infused world.

REALM OF TAIWU

https://www.youtube.com/watch?v=V2ZQNOGYrfQ


Realm of Taiwu

Blending fast-paced roguelike combat with a beautifully realized ink-wash fantasy world, Realm of Taiwu is emerging as one of the most visually distinctive indie action RPGs in development.

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 12 Financial Results

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 13 Results For Fiscal Year 2026 Ending March 31, 2026 FY2026 Highlights • Revenues of $238.9 million, up 68.2% from the prior year period • Gross Profit of $24.7 million, up 16.4% in fiscal year 2026 • Net loss of $26.2 million, compared to net income of $5.0 million in the same period last year • EBITDA loss of $18.9 million*, compared to a gain of $10.8 million in fiscal year 2025 ❖EBITDA excluding a non-operational loss of USS$11.7 million on fair value on derivative liabilities and US$6.7 million of one-off expenses, is at US$0.5 million loss. Revenue US$'M $97.5 $142.1 $238.9 FY24 FY25 FY26 $13.3 $21.2 $24.7 FY24 FY25 FY26 Gross Profit US$'M +45.7% YoY +68.2% YoY +59.5% YoY +16.4% YoY Net Income (Loss) US$'M -$2.0 $5.0 -$26.2 FY24 FY25 FY26 $1.0 $10.8 -$18.9 FY24 FY25 FY26 EBITDA US$'M 357.5% YoY -618.9% YoY -275.0% YoY +1011.6% YoY *All figures are rounded to the nearest 1 decimal place.

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 14 $104.5 M (44%) $124.4 M (52%) $7.1 M (3%) $2.9 M (1%) Console game Hardware & Accessories Game Publishing Advertising Service & Others Segment Contribution US$238.9M GCL Revenue FY26 Console Game, Hardware & Accessories US$'M $3.1 $2.8 $2.9 $1.6 $1.6 $1.7 FY24 FY25 FY26 Revenue Gross Profit $3.4 $16.0 $7.1 $1.1 $4.9 $2.5 FY24 FY25 FY26 Revenue Gross Profit Game Publishing US$'M +367.1% YoY -55.4% YoY Advertising Service & Others US$'M -9.9% YoY +3.9% YoY $97.5 $142.1 $238.9 $15.7 $18.0 $38.0 FY24 FY25 FY26 Revenue Operating Expenses +45.7% YoY +68.2% YoY Results For Fiscal Year 2026 Ending March 31, 2026 Group Revenue vs Operating Expenses US$'M *All figures are rounded to the nearest 1 decimal place. $91.0 $123.3 $228.9 $10.7 $14.7 $20.5 FY24 FY25 FY26 Revenue Gross Profit Hardware & Accessories +85.7% YoY +35.4% YoY

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 15 Consolidated Balance Sheets (Stated in US dollars, except for per share amounts)

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 16 Consolidated Statements of Operations and Comprehensive Income (Loss) (Stated in US dollars, except for per share amounts)

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 17 Reconciliation of GAAP to Non-GAAP Measures (Stated in US dollars)

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 18 Summary Full Year FY26 FY27 & Beyond Revenue increased 68.2% year over year to US$238.9 million, marking the Company's fourth consecutive year of growth and representing a four-year CAGR of 38.0%. As digital game sales continued to grow amid structural headwinds in the physical sales market, we successfully completed the acquisition of Ban Leong, expanding our ecosystem and further diversifying our revenue mix. Continued transition from a predominantly distribution-led model to a more diversified platform spanning publishing, proprietary content, and scalable distribution capabilities. With exclusive publishing rights to eight highly anticipated titles - including Showa American Story, which has generated more than 280 million video views - in the release pipeline, the Company expects strong cash conversion and substantial margin expansion.

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 19